Simpson Thacher & Bartlett
icbc tower, 35th floor 3 garden road, central hong kong __________
telephone: +852-2514-7600 facsimile: +852-2869-7694
Direct Dial Number +852-2514-7620	E-mail Address ygao@stblaw.com

August 29, 2022

CONFIDENTIAL AND VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Joanna Lam
Mr. Steve Lo

Re:	BEST Inc. Form 20-F for the Fiscal Year Ended December 31, 2021 Filed April 18, 2022 File No. 001-38198

Ladies and Gentlemen:

On behalf of our client, BEST Inc., a company organized under the laws of the Cayman Islands (the “Company”), we respond to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 25, 2022 (the “July 25 Comment Letter”) relating to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the Commission on April 18, 2022 (the “Annual Report”).

Set forth below are the Company’s responses to the Staff’s comments in the July 25 Comment Letter. The Staff’s comments are retyped below in bold italic font for your ease of reference.

michael j.c.M. ceulen	marjory j. ding	daniel fertig	adam C. furber	YI GAO	ADAM S. GOLDBERG	MAKIKO HARUNARI	Ian C. Ho
JONATHAN HWANG	anthony d. king	jin hYUK park	kathryn kING sudol	christopher k.s. wong

resident partners simpson thacher & bartlett, hong kong is an affiliate of simpson thacher & bartlett llp with offices in:

New York	Beijing	Brussels	Houston	LONDON	Los Angeles	Palo Alto	SÃO PAULO	TOKYO	Washington, D.C.

Simpson Thacher & Bartlett

Division of Corporation Finance
August 29, 2022	-2-	U.S. Securities and Exchange Commission

Form 20-F for the Fiscal Year ended December 31, 2021
Risks Related to Doing Business in the Peoples Republic of China, page 6

1.	We note your disclosure regarding the Holding Foreign Companies Accountable Act (or HFCAA) on page 19. Please disclose that you have been included in the conclusive list of issuers under the HFCAA providing prominent disclosure regarding your identification as an issuer on this list.

In response to the Staff’s comment, in the Company’s future annual reports on Form 20-F the Company will disclose that it has been included in the conclusive list of issuers under the HFCAA and provide prominent disclosure regarding its identification as an issuer on this list.

Notes to the Consolidated Financial Statements
24. Segment Reporting, page F-82

2.	We note you disclose that your CODM assesses the performance of your reportable segments based on the measures of revenues, costs of revenues, gross profit and net profit and that you present these amounts on page F-83 for the periods reported. Please address the following points:

•	Considering your CODM uses more than one measure of segment profit or loss, please revise to only disclose one measure that you believe is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amount in the your consolidated statements of comprehensive (loss) income. Refer to ASC 280-10-50-28. In addition, provide disclosures that explain the measurement of segment profit or loss pursuant to ASC 280-10-50-29.

•	To the extent you disclose measures of your segments' profit or loss outside the financial statements, other than the measure identified under ASC 280-10-50-28 noted above, please label such measures as non-GAAP financial measures and provide disclosures required under Item 10(e) of Regulation S-K.

The Company respectfully advises the Staff that gross profit/loss is the measure that the Company believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the Company’s consolidated financial statements and therefore, should be the reported measure in accordance with ASC 280-10-50-28. The Company does not plan to disclose measures of the segments’ profit or loss outside the financial statements other than gross profit/loss; in the Company’s future annual reports on Form 20-F, the Company will supplement its disclosures pursuant to ASC 280-10-50-29 to explain that (i) the accounting policy of the segments are the same as those described in the summary of significant accounting policies in the consolidated financial statements, and (ii) inter-segment sales are accounted for as if the sales were to third parties, that is, at current market prices.

In response to the Staff’s comment, in the Company’s future annual reports on Form 20-F the Company proposes to update its disclosures on page F-82 and F-83, as attached hereto as Exhibit A.

*             *             *

Simpson Thacher & Bartlett

Division of Corporation Finance
August 29, 2022	-3-	U.S. Securities and Exchange Commission

If you have any question regarding the Company’s responses to the Staff’s comments, please do not hesitate to contact me at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email).

Very truly yours,

/s/ Yi Gao

Yi Gao

Enclosure

cc:	Shao-Ning Johnny Chou, Chief Executive Officer
George Chow, Chief Strategy and Investment Officer
Gloria Fan, Chief Financial Officer
BEST Inc.

Wisely Han
Acacia Yu
Ernst & Young Hua Ming LLP

Exhibit A

Prior to December 31, 2019, the Company has determined that it operates in five operating segments: (1) Supply chain management services, (2) Express delivery services, (3) Freight delivery services ("Freight delivery"), (4) Store+ services, and (5) Others. The “Others” category principally relates to finance leasing services, cross border logistic coordination services and Ucargo transportation services.

On January 1, 2020, the Company changed its segment disclosure to separate “Others” segment into Global logistics services, Capital service and Ucargo service. ~~In addition, the CODM added the net profit as the performance measurement when evaluating operating segments performance.~~ The results from Store+ service business formerly reported as a separate reportable segment are reflected in the consolidated financial statements as discontinued operations, they are not reflected in the segment disclosures. As a result, the Company reported segments as six operating segments: (1) Express delivery services, (2) Freight delivery, (3) Supply chain management services (“Supply chain management”), (4) Global logistic services (“Global”), (5) Ucargo services (“Ucargo”), and (6) Capital services (“Capital”).

Since January 1, 2021, together with the strategic refocusing plan executed from late 2020, the Company combined Capital service and UCargo service into “Others” segment. In addition, the Express business was disposed in December 2021 and are reflected in the consolidated financial statements as discontinued operations, it is not reflected in the segment disclosures. Since then, the Company reports its financial results in four operating segments: (1) Freight delivery, or the Freight segment, (2) Supply chain management, or the Supply Chain Management segment, (3) Global logistics, or the Global segment, (4) Others segment. To refocus the Company’s core segments and better present the financial results in the certain segments, prior year’s comparative figures related to Capital services revenue of RMB80,368 under “Revenue - Others” for the years ended December 31, 2019 have been reclassified to “Revenue – Freight delivery” and “Revenue - Express delivery” of RMB25,124 and RMB55,244 to conform to the current year’s presentation. Prior year’s comparative figures related to Capital services revenue of RMB68,515 under “Revenue - Others” for the years ended December 31, 2020 have been reclassified to “Revenue - Freight delivery” and “Revenue - Express delivery” of RMB19,279 and RMB49,236 to conform to the current year’s presentation.

~~The operating segments also represented the reporting segments.~~ The chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer. The CODM uses multiple performance measures in evaluating ~~assess~~ the performance of the operating segments ~~based on the measures of revenues, costs of revenues,~~ and allocating assets but determined that gross profit/loss is the measurement principle that is most consistent with those used in measuring the corresponding amounts in the Company’s consolidated financial statements in accordance with ASC 280-10-50-28~~and net profit~~. The Company’s reportable segments are strategic business units that offer different services. They are managed separately because each business requires different technology and market strategies. The~~se~~ changes in reportable segments ~~reporting~~ align~~s~~ with the manner in which the Company’s CODM currently receives and uses financial information to allocate resource and evaluate the performance of reporting segments. The accounting policy of the segments are the same as those described in the summary of significant accounting policies in the consolidated financial statements. Inter-segment sales are accounted for as if the sales were to third parties, that is, at current market prices. ~~Other than the information provided below, the CODM does not use any other measures by segments.~~

The Company currently does not allocate assets to its operating segments, as the CODM does not use such information to allocate resources to or evaluate the performance of the operating segments. As most of the Company’s long-lived assets are located in the PRC and most of the Company’s revenues are derived from the PRC, no geographical information is presented. The Company retrospectively revised prior period segment information to conform to current period presentation.

	For the years ended December 31,
	2019		2020		2021		2021
	RMB		RMB		RMB		US$
Revenue:
Freight delivery	5,258,666		5,183,161		5,445,311		854,488
Supply chain management	2,198,271		1,912,323		1,820,239		285,635
Global	336,874		777,657		1,194,146		187,388
Others	3,130,117		2,893,014		3,347,777		525,339
Inter-segment*	(442,927)		(237,921)		(381,637)		(59,887)
Consolidated ~~Total~~ revenue	10,481,001		10,528,234		11,425,836		1,792,963
~~Cost of revenue:~~
~~Freight delivery~~	~~4,944,124~~		~~5,070,567~~		~~5,567,072~~		~~873,595~~
~~Supply chain management~~	~~2,058,937~~		~~1,846,901~~		~~1,746,967~~		~~274,137~~
~~Global~~	~~371,404~~		~~875,734~~		~~1,258,802~~		~~197,534~~
~~Others~~	~~2,998,661~~		~~2,730,658~~		~~3,434,020~~		~~538,872~~
~~Inter-segment*~~	~~(445,136~~	~~)~~	~~(237,908~~	~~)~~	~~(381,637~~	~~)~~	~~(59,887~~	~~)~~
~~Total cost of revenue~~	~~9,927,990~~		~~10,285,952~~		~~11,625,224~~		~~1,824,251~~
Gross profit (loss):
Freight delivery	314,542		112,594		(121,761)		(19,107)
Supply chain management	139,334		65,422		73,272		11,498
Global	(34,530)		(98,077)		(64,656)		(10,146)
Others	131,456		162,356		(86,243)		(13,533)
Inter-segment*	2,209		(13)		—		—
Consolidated ~~Total~~ gross profit (loss)	553,011		242,282		(199,388)		(31,288)
~~Net (loss) profit:~~
~~Freight~~	~~38,608~~		~~(188,184~~	~~)~~	~~(457,451~~	~~)~~	~~(71,784~~	~~)~~
~~Supply Chain~~	~~(122,312~~	~~)~~	~~(175,072~~	~~)~~	~~(103,387~~	~~)~~	~~(16,223~~	~~)~~
~~Global~~	~~(167,600~~	~~)~~	~~(251,511~~	~~)~~	~~(267,902~~	~~)~~	~~(42,040~~	~~)~~
~~Others~~	~~11,804~~		~~(103,710~~	~~)~~	~~(341,117~~	~~)~~	~~(53,529~~	~~)~~
~~Unallocated**~~	~~(172,895~~	~~)~~	~~(309,957~~	~~)~~	~~(94,004~~	~~)~~	~~(14,751~~	~~)~~
~~Total net loss from continuing operations~~	~~(412,395~~	~~)~~	~~(1,028,434~~	~~)~~	~~(1,263,861~~	~~)~~	~~(198,327~~	~~)~~

(*)	The inter segment eliminations mainly consist of services provided by Others to the Freight delivery services and Supply chain management services segment, for the years ended December 31, 2019, 2020 and 2021, respectively

~~(**)~~	~~Unallocated expenses are primarily related to the corporate general administrative expenses and other miscellaneous items that are not allocated to individual reportable segments.~~